

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Ryan J. Faulkingham
Chief Financial Officer
Compass Diversified Holdings
301 Riverside Avenue, Second Floor
Westport, CT 06880

       Re: Compass Diversified Holdings
            Form 10-K for the Fiscal Year Ended December 31, 2021
            Filed February 24, 2022
            File No. 001-34927
            Compass Group Diversified Holdings LLC
            Form 10-K for the Fiscal Year Ended December 31, 2021
            Filed February 24, 2022
            File No. 001-34926

Dear Mr. Faulkingham:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing